FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October/2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




COLT Total brings affordable, enterprise-grade communications to the mid-market

COLT, a leading European provider of business communications, has responded head-on to demand from midsize businesses for a simple, affordable and high quality way to manage today's proliferation of communications services. With the launch of COLT Total, COLT is taking the lead in delivering enterprise-grade solutions to the midsize sector and providing a serious alternative to incumbent services.

Specially designed for businesses with more than 10 employees, COLT Total is a converged communications service that bundles voice, internet and a variety of optional services over a single internet protocol (IP) connection, under a single bill and backed by a single enterprise-grade service level agreement. Modules include security, web space, email accounts, IP voice with flat rate pricing and a managed local area network (LAN) service (COLT Total Plus), all delivered over COLT's wholly-owned, 32-city European network.

COLT Total's single connection enables customers to reduce their communications costs immediately as well as benefit from competitive call charges that are at least ten per cent lower than incumbent offerings*. Additionally, the converged platform more readily enables businesses to scale their infrastructure and migrate to more sophisticated IP communications services, as their business develops and their communications requirements evolve.

"IP convergence offers midsize businesses the best and most flexible way to reduce their communications costs whilst accessing cutting-edge services as they come onto the market. But only providers who can deliver a robust communications platform backed by excellent service capabilities will succeed in delivering this," said Detlef Spang, managing director, sales and marketing, COLT.

"With our expertise in innovative product development, reputation for customer care and the accessibility of our network, we feel we are better placed than any other operator to deliver the quality of service, flexibility and affordability that smaller businesses are looking for."

Duncan Brown, Consulting Director at IDC commented: "Our recent research, commissioned by COLT, shows that midsize businesses often feel treated as second-class citizens by telecoms providers who tend to focus on larger enterprises. Their communications demands are just as rigorous as those of larger firms, but they also need simplicity and flexibility, as well as clear cost management capabilities. Converged solutions from a single provider will become increasingly attractive to midsize businesses in meeting these needs."

COLT already serves more than 40,000 midsize businesses, reaching out to this market through both its direct sales teams and via its partner network. The launch of COLT Total is supported by a range of marketing initiatives, including direct marketing, telemarketing and the production of a new COLT catalogue that details all COLT's services for the mid-market. In addition, COLT is rolling out a broader pan European advertising campaign to build COLT's brand amongst all target audiences.
                                      Ends

*COLT Total offers a cost saving of at least 10 per cent compared to the standard PTT internet access and voice services

About COLT
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its services can be found at www.colt.net

For more information, please contact:
Henny Valder
COLT
Tel: + 44 (0) 20 7947 1610
Email: henny.valder@colt.net




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: October 12, 2005                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary